UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D, Amendment No. 8
Under the Securities Exchange Act of 1934

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RECOVERY ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75626X103
(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 8 amends the Schedule 13D, Amendment No. 7 filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2010 to replace Item 3 of Amendment 7 in full and replace with the following:

Item3	Source and Amount of Funds or Other Consideration

On November 19, 2010, the Issuer entered into a purchase agreement with Edward Mike Davis, L.L.C. and Spottie, Inc. for the purchase of certain oil and gas interests of approximately 33,800 net acres located in Laramie County and Goshen County, Wyoming, and Banner County, Kimball County, and Scotts Bluff County, Nebraska. Additionally, the Issuer acquired rights below the base of the Greenhorn on approximately 23,000 net acres in Laramie County and Goshen County, Wyoming, and Banner County and Kimball County, Nebraska.  The purchase price was $8,000,000 and was due to the Reporting Person on or before December 20, 2010.  The Issuer issued 6,666,667 shares of common stock as security against the cash payment, which shares would be returned to the Issuer upon payment of the purchase price to the Reporting Person.  All of the 6,666,667 shares were obtained by the Reporting Person resulting from the Issuer’s failure to timely comply with the terms of the purchase agreement.  Pursuant to Section 16(b) of the Securities Exchange Act of 1934, securities acquired in connection with a debt previously contracted are exempt from Section 16(b). A copy of the Purchase Agreement was filed as Exhibit 10.1 to the Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on November 26, 2010 along with a complete description of the transaction between the Reporting Person and the Issuer.  In addition, the Purchase Agreement required the Issuer to file a registration statement with the SEC to register the re-sale the Shares received by the Reporting Person and to pay all of the expenses associated with such registration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2011	/s/ Edward Mike Davis
Edward Mike Davis